UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: :

PART I — REGISTRANT INFORMATION

Henry Schein, Inc.

Full Name of Registrant

Former Name if Applicable

135 Duryea Road

Address of Principal Executive Office (Street and Number)

Melville, New York 11747

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Henry Schein, Inc. (the “Company”) experienced delays in obtaining and compiling the information required in order to complete the preparation of its financial statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, due to information access limitations arising from the Company’s decision to shut down certain operations as a precautionary measure as a result of the cybersecurity incident it experienced on October 14, 2023. This incident and the Company’s decision to take down certain applications, which affected its operational and information technology systems, was reported by the Company on Form 8-K filed with the Securities and Exchange Commission on October 16, 2023. The Company’s internal information security teams, supported by leading third-party forensic and cybersecurity experts, continue to take steps to assess and contain this incident. In light of the foregoing, the Company is not able to complete the preparation, review and filing of its Form 10-Q for the quarter ended September 30, 2023 within the prescribed time period without unreasonable effort or expense, and currently anticipates filing its Form 10-Q for the quarter ended September 30, 2023 after November 14, 2023, but before the end of November 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ronald N. South	(631)	843-5500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Henry Schein, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 2, 2023	By:	/s/ Ronald N. South
Senior Vice President and Chief Financial Officer